  EXHIBIT 4.6

DESCRIPTION OF CAPITAL STOCK

The following is a general description of the capital stock of Charge Enterprises Inc. (the “Company”) and does not purport to be complete. For a complete discussion of the terms and conditions of the capital stock, refer to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is an exhibit incorporated by reference into the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

Authorized and Outstanding Capital Stock

The Company is authorized to issue a total of 750,000,000 shares of common stock, with a par value of $0.0001 per share, and 20,000,000 shares of preferred stock, with a par value of $0.0001 per share.

As of March  1, 2023, there were 206,894,136 shares of common stock issued and outstanding, as well as 6,226,370 shares of Series C Preferred Stock and 1,177,023 shares of Series Preferred Stock designated, issued and outstanding.

The Company has previously designated and issued 1,000,000 Series A Preferred Stock, and 2,395,105 shares as Series B Preferred Stock, all of which have been fully redeemed and are no longer outstanding.

Description of Common Stock

General. Each share of the Company’s common stock has the same rights and privileges. Holders of the Company’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The Company’s common stock is listed on the Nasdaq Global Market under the symbol “CRGE.”

Voting Rights. Holders of the common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Company’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board”) out of legally available funds.

Liquidation and Distribution. In the event of any liquidation, dissolution or winding up of the Company’s affairs, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Description of Series C Preferred Stock

Voting Rights. Except as otherwise required by law, holders of Series C Preferred Stock have no voting rights, however, the Company may not, without the affirmative vote of the holders of all the then outstanding shares of Series C Preferred Stock (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock, (ii) amend the Company’s certificate of incorporation or other charter documents in any manner that materially adversely affects any rights of any holder of Series C Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Dividends. Holders of Series C Preferred Stock receive a monthly dividend at a fixed annual rate of 6% of the $3.125 liquidation preference per share, payable, at the Company’s option, in cash or in shares of the Company’s common stock valued at the conversion price (as described below).

Liquidation and Distribution. In the event of any liquidation, dissolution or winding up of the Company’s affairs, holders of holders of Series C Preferred Stock are entitled to receive a liquidation distribution equal to $3.125 per share, subject to adjustment, plus all accrued but unpaid dividends and rank junior in liquidation rights to the Company’s Series A and Series B Preferred Stock, if any, and senior in liquidation rights to the holders of the Company’s common stock.

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Conversion Rights. Each share of Series C Preferred Stock is convertible, at the option of the holder, into one share of common stock at any time after the shares issuable upon conversion are freely transferable under Rule 144 or other comparable law. Each holder is prohibited from converting the Series C Preferred Stock into shares of common stock if, as the result of such conversion, such holder, together with affiliates, would own more than 9.99% of the total number of shares of common stock then issued and outstanding, which limitation may be reset by the holder to a higher or lower number upon providing at least 61 days’ written notice to the Company.

In the event the closing price of common stock exceeds $6.25, subject to adjustment, for at least five trading days, the Company may, within ten trading days’ notice, cause each holder to convert all or part of such holder’s Series C Preferred Stock plus all accrued but unpaid dividends for shares of common stock.

On five trading days’ notice to the holders, the Company may redeem for cash the Series C Preferred Stock in whole or, from time to time, in part at the Company’s option, at the sum of $6.25 per share of Series C Preferred Stock, plus accrued but unpaid dividends. Holders may elect to convert the Series C Preferred during such notice period.

On the third anniversary of the issuance of Series C Preferred Stock to a holder, the Company must, subject to ten days’ prior notice from such holder, convert all of such holder’s Series C Preferred Stock into the Company’s common stock, or at the Company’s option redeem such Series C Preferred Stock for cash, in the aggregate redemption amount of $3.125 per share of Series C Preferred Stock, subject to adjustment, plus accrued but unpaid dividends, plus additional cash consideration in order for the holder to achieve a 20% internal rate of return. Furthermore, any such holder who has not so elected to have its Series C Preferred Stock redeemed or converted may, at any time thereafter, elect to cause the Company to redeem or convert, at the Company’s option, in the same amount.

If the Company elects to convert the Series C Preferred Stock, the conversion price is based on the lower of the conversion price then in effect or the volume weighted average price of the Company’s common stock for the prior 44-day trading period, provided, however, the maximum number of shares of common stock issuable upon such conversion may not exceed $3.125 per share of Series C Preferred Stock being converted divided by $1.00.

Description of Series D Preferred Stock

Voting Rights. Except as otherwise required by law, holders of Series D Preferred Stock have no voting rights, however, the Company may not, without the affirmative vote of the holders of all the then outstanding shares of Series C Preferred Stock (i) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock, (ii) amend the Company’s certificate of incorporation or other charter documents in any manner that materially adversely affects any rights of any holder of Series C Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Dividends. Holders of Series D Preferred Stock receive a monthly dividend at a fixed annual rate of 2.25% of the $10.6191 liquidation preference per share, payable, at the Company’s option, in cash or in shares of the Company’s common stock valued at the conversion price (as described below).

Liquidation and Distribution. In the event of any liquidation, dissolution or winding up of the Company’s affairs, holders of the Company’s Series D Preferred Stock are entitled to receive a liquidation distribution equal to $10.6191 per share, subject to adjustment, plus all accrued but unpaid dividends and rank junior in liquidation rights to the Companys’ Series A, Series B and Series C Preferred Stock, if any, and senior in liquidation rights to the holders of the Company’s common stock.

Conversion Rights. Each share of Series D Preferred Stock is convertible, at the option of the holder, into a number of shares of the Company’s Common Stock equal to the stated value of $10.6191 divided by the conversion price of $0.4248 per share, subject to certain adjustments. Each holder is prohibited from converting the Series D Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would own more than 9.99% of the total number of shares of the Company’s common stock then issued and outstanding, which limitation may be reset by the holder to a higher or lower number upon providing at least 61 days’ written notice to us.

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Anti-Takeover Provisions

Certificate of Incorporation and Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws, which are summarized below, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by the Company’s stockholders to replace or remove its management. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

•	provide the Board with the ability to alter the Bylaws without stockholder approval;
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provide the Board with the authority, without further action by the stockholders, to issue shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Board;

•	provide that the Board is divided three classes of directors with a three-year term of office that expires as to one class each year, commonly referred to as a “staggered board”.
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provide that the Company’s directors (other than those elected by the holders of any series of preferred stock) may be removed only for cause and only by the affirmative vote of at least 67% of the total voting power of the outstanding shares of the capital stock of the corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class;

•	provide that special meetings of stockholders may only be called by a majority of the Board; and
•	provide that vacancies on the Board only be filled by a majority of directors in office, although less than a quorum.

Section 203 of the Delaware General Corporation Law. The Company is subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, such as discouraging takeover attempts that might result in a premium over the market price of the Company’s common stock.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Exclusive Forum. The Bylaws provide that, unless the Company consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to it or its stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or the Bylaws; and (iv) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). In addition, the Company’s Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of its common stock is deemed to have notice of and consented to the Delaware Forum Provision. The Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company recognizes that the Delaware Forum Provision in its Bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit the Company’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with the Company or its directors, officers or employees, which may discourage such lawsuits against the Company or its directors, officers and employees even though an action, if successful, might benefit the Company’s stockholders.

Transfer Agent and Registrar

The Company’s transfer agent and registrar for its capital stock is Manhattan Transfer Registrar Company, whose address is 38B Sheep Pasture Road, Port Jefferson, New York 11777.

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